EX-99.(h)(2)

GOLDMAN SACHS TRUST II

TRANSFER AGENCY AGREEMENT FEE SCHEDULE

Amended and Restated as of March 20, 2018

Pursuant to paragraph 6.01 of the Transfer Agency Agreement (the “Agreement”) between Goldman Sachs & Co. LLC (“Goldman Sachs”) and Goldman Sachs Trust II (the “Trust”), for the services provided and expenses assumed by Goldman Sachs, the Trust shall pay to Goldman Sachs as full compensation therefor a fee payable monthly at the following respective annual rates as a percentage of the average daily net asset value of each share class (as applicable) of each series of the Trust (each, a “Fund”):

Fund	Annual Rate Applicable to Each Share Class
Goldman Sachs GQG Partners International Opportunities Fund	0.18% for Class A, Class C, Investor, Class R and Class T Shares; 0.04% for Institutional Shares; and 0.03% Class R6 Shares and Class P Shares

Goldman Sachs Multi-Manager Alternatives Fund	0.18% for Class A, Class C, Investor, Class R and Class T Shares; 0.04% for Institutional Shares; and 0.03% Class R6 Shares and Class P Shares

Goldman Sachs Multi-Manager Global Equity Fund

Goldman Sachs Multi-Manager Non-Core Fixed Income Fund

Goldman Sachs Multi-Manager Real Assets Strategy Fund (formerly Goldman Sachs Multi-Manager Real Assets Fund)

0.02% for Class R6 Shares

Multi-Manager International Equity Fund Multi-Manager U.S. Dynamic Equity Fund Multi-Manager U.S. Small Cap Equity Fund	0.02% for Institutional Shares

Goldman Sachs Target Date 2020 Portfolio

Goldman Sachs Target Date 2025 Portfolio

Goldman Sachs Target Date 2030 Portfolio

Goldman Sachs Target Date 2035 Portfolio

Goldman Sachs Target Date 2040 Portfolio

Goldman Sachs Target Date 2045 Portfolio

Goldman Sachs Target Date 2050 Portfolio

Goldman Sachs Target Date 2055 Portfolio

Goldman Sachs Target Date 2060 Portfolio

0.18% for Class A, Investor and Class R Shares; 0.04% for Institutional and Service Shares; and 0.03% Class R6 Shares

Except as stated in the next paragraph below, all expenses that exceed such annual fee rate payable by a Fund and a class of shares as described above shall be borne by Goldman Sachs, including the expenses referred to in paragraph 6.02 thereof.

The following expenses borne by the Funds shall not reduce the fee payable to Goldman Sachs stated above, and shall not be subject to the limitation on expenses borne by the Funds stated in the second paragraph above: (a) all reimbursements made by the Trust to Indemnified Parties, in accordance with paragraph 7.01 of the Agreement, and any other extraordinary expenses incurred by the Trust under the Agreement; and (b) all charges and costs borne by the Trust associated with bank accounts maintained to support the settlement of shareholder activity, in accordance with paragraph 6.03 of the Agreement.

Except as amended hereby, the Agreement is reconfirmed, and its provisions shall remain in full force and effect.

Goldman Sachs & Co. LLC		Goldman Sachs Trust II

By:	/s/ Jesse Cole	By:	/s/ James A. McNamara
	Name: Jesse Cole		Name: James A. McNamara
	Title: Managing Director		Title: President of the Trust

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